September 24, 2020

VIA ELECTRONIC DELIVERY

Ms. Jeannette Marshall
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re: MEMX LLC – Form 1 Amendment

Dear Ms. Marshall:

On behalf of MEMX LLC ("MEMX"), and in connection with the MEMX Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find the Execution Page to Form 1 as well as the following exhibits:[1]

- Exhibit F-1 (updated Membership Application to correct a typo).
- Exhibit F-2 (updated User Agreement to make a minor change to Section 17 – Indemnification by User).
- Exhibit F-10 (updated Connectivity Services Agreement to make a minor change to Section 8 – Indemnification by User).
- Exhibit M-1 (updated to provide a list of the current Members and Sponsored Participants of MEMX).

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits F-1, F-2, F-10 and M-1 currently on file with the Commission. Please do not hesitate to contact me at 551-370-1003 if you have any questions or require anything further.

Regards,

Anders Franzon
General Counsel

Enclosures

---

1 This Amendment has been filed electronically based on and in accordance with the "Division of Trading and Markets Staff Statement Regarding Requirements for Certain Paper Submissions in Light of COVID-19 Concerns."

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 09/24/20	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT

1. State the name of the applicant: MEMX LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   111 Town Square Place, Suite 520, Jersey City, NJ, 07310
3. Provide the applicant's mailing address (if different):

   20012565
4. Provide the applicant's business telephone and facsimile number:
   201-331-7900 (Telephone) 201-331-7904 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Jonathan Kellner (Name) Chief Executive Officer (Title) 201-331-7902 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Anders Franzon, General Counsel
   111 Town Square Place, Suite 520
   Jersey City, NJ 07310
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):
   (a) Date (MM/DD/YY): 10/03/18 (b) State/Country of formation: Delaware/United States of America
   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 09/24/20 (MM/DD/YY) MEMX LLC (Name of applicant)

By: [signature] (Signature) Anders Franzon, General Counsel (Printed Name and Title)

Subscribed and sworn before me this ______ day of ____________ (Month), ________ (Year) by ____________ (Notary Public)

My Commission expires ____________ County of ____________ State of ____________

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

Based upon relief from Commission staff and difficulties arising from COVID-19, this filing is made without a notarization.

<u>EXHIBIT F-1</u>

Membership Application

MEMX Membership Application

In order to join MEMX LLC ("Exchange"), an applicant ("Applicant") must complete and submit all materials listed on the Application Checklist below through the Exchange's User Portal or via email to membership@memx.com.

Applicants are required to update any information submitted in this application if and when it becomes inaccurate or incomplete after submission.

APPLICATION CHECKLIST	
☐	Membership Application, including Statutory Disqualification Notice
☐	Clearing Letter of Guarantee (**only if you are not self-clearing**)
☐	User Agreement
☐	Routing Agreement
☐	Most recent **filed** Form BD, including schedules and disclosure reporting pages, if not available on FINRA WebCRD®
☐	A Form U-4 for each officer, director and equity holder who owns 5% or more of Applicant's outstanding equity interests, if not available on FINRA WebCRD®
☐	Most recent audited annual financial statements, including Independent Auditors' Report on Internal Control or Exemption Report
☐	Last FOCUS Report filed
☐	Organizational Documents: Articles of Incorporation and Bylaws (for corporations); Partnership Agreement (for partnerships); Certificate of Formation and Limited Liability Company Agreement or Operating Agreement (for limited liability companies); or similar documentation
☐	IRS Form W-9 or W-8
☐	A list of all Authorized Traders, **including name and CRD #**, the Applicant will be registering with the Exchange
☐	A list identifying all joint accounts pursuant to Exchange Rule 12.7 – *if applicable*

All application materials sent to the Exchange will be reviewed for completeness. All applications are deemed confidential and are handled in a secure environment. Applications may, however, be shared with other self-regulatory organizations (*e.g.*, FINRA), as necessary, to evaluate and process the application.

The Exchange may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to Exchange Rule 2.6. If you have questions on completing the application, you may direct them to Membership Services at membership@memx.com or (833) 415-6369. In addition, please refer to the Exchange's website at www.memxtrading.com for additional information regarding the membership process.

MEMX Membership Application

GENERAL INFORMATION		
Date:	CRD #:	
Name of Applicant:		
Address of Principal Office:		
City:	State:	Zip:

BUSINESS CONTACT	BILLING CONTACT
Name:	Name:
Title:	Title:
Email:	Email:
Phone:	Phone:
COMPLIANCE CONTACT	**TECHNICAL CONTACT**
Name:	Name:
Title:	Title:
Email:	Email:
Phone:	Phone:
TRADING CONTACT	**SUPERVISOR OF AUTHORIZED TRADERS**
Name:	Name:
Title:	Title:
CRD #:	CRD #:
Email:	Email:
Phone:	Phone:

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietorship

State of Organization: ____________________ Federal Employer ID Number (EIN): ____________________

TYPE OF BUSINESS ACTIVITIES CONDUCTED BY APPLICANT (check all that apply)

☐ Market Maker* ☐ Public Customer Business ☐ Clearing Services ☐ Firm Proprietary Trading

☐ Other: ____________________

*Please contact Membership Services for more information on becoming a Market Maker on the Exchange.

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (check all that apply)

☐ BOX Exchange LLC
☐ Cboe BYX Exchange, Inc.
☐ Cboe BZX Exchange, Inc.
☐ Cboe C2 Exchange, Inc.
☐ Cboe EDGA Exchange, Inc.
☐ Cboe EDGX Exchange, Inc.
☐ Cboe Exchange, Inc.
☐ Financial Industry Regulatory Authority
☐ Investors Exchange LLC
☐ Long Term Stock Exchange, Inc.
☐ Miami International Securities Exchange LLC
☐ MIAX Emerald, LLC
☐ MIAX Pearl, LLC
☐ Nasdaq BX, Inc.
☐ Nasdaq GEMX, LLC
☐ Nasdaq ISE, LLC
☐ Nasdaq MRX, LLC
☐ Nasdaq PHLX LLC
☐ Nasdaq Stock Market LLC
☐ New York Stock Exchange LLC
☐ NYSE American LLC
☐ NYSE Arca, Inc.
☐ NYSE Chicago, Inc.
☐ NYSE National, Inc.

Name of Applicant's Designated Examining Authority (DEA): ______________________________

ADDITIONAL INFORMATION

State approximate dates of last inspection of Applicant's books and records by the SEC, FINRA and/or any other Regulator.

SEC: ______________________________

FINRA: ______________________________

Other Regulator: ______________________________ Name of Other Regulator: ______________________________

If any material deficiencies were revealed, please explain:

Discuss any recent events or changes that are not reflected in the Applicant's Form BD and U-4(s) (and amendments thereto) that are submitted with this Application:

Has Applicant during the past three years been subject to the notification and reporting requirements under SEC Rule 17a-11 because of a net capital or record keeping problem?

☐ Yes ☐ No

If yes, please explain:

Does Applicant carry a Broker's Blanket and Fidelity Bond? ☐ Yes ☐ No

If yes, please provide the following:

Name of insurance carrier: ______________________________

Amount of coverage: ______________________________ Effective date of the bond: ______________________________

AML COMPLIANCE OFFICER		
Pursuant to Exchange Rule 5.6, each Member is required to designate, and identify to the Exchange, a person or persons responsible for implementing and monitoring the day-to-day operations and internal controls of the Member's anti-money laundering program. A Member must provide prompt notice to the Exchange regarding any change in this designation. If Applicant is a Member of FINRA required to comply with FINRA Rule 3310 (formerly NASD Rule 3011), notification of changes to this designation need not be filed with the Exchange if the Member complies with such FINRA Rule.		
Name:		Title:
Phone:	Fax:	Email:

PRINCIPAL REGISTRATION		
The Exchange requires each Member other than a sole proprietorship or a proprietary trading firm with 25 or fewer Authorized Traders ("Limited Size Proprietary Firm") to register at least two (2) Series 24 qualified Principals. A Limited Size Proprietary Firm is required to register at least one (1) Series 24 qualified Principal. A "Principal" is any individual responsible for supervising the activities of a Member's Authorized Traders and each person designated as a Chief Compliance Officer on Schedule A of Form BD. In addition, the Exchange requires each Member to register a Series 27 qualified FINOP with the Exchange. See Exchange Rule 2.5, Interpretation and Policy .01 for additional information regarding Principal registration. Please indicate below the individuals that the Member intends to register with the Exchange, to comply with these requirements.		
DESIGNATED SERIES 24 LICENSED PRINCIPAL		
Name:	Title:	CRD #:
Phone:	Email:	
DESIGNATED SERIES 24 LICENSED PRINCIPAL		
Name:	Title:	CRD #:
Phone:	Email:	
DESIGNATED SERIES 27 LICENSED PRINCIPAL		
Name:	Title:	CRD #:
Phone:	Email:	

[Remainder of page intentionally left blank.]

The undersigned represents that the information and statements contained herein, including exhibits attached hereto, are current, true and complete.

By executing this Application, the undersigned agrees as follows:

(1) To abide by, comply with, and adhere to the provisions of the Exchange's Certificate of Incorporation, its Exchange LLC Agreement, the Exchange Rules, the policies, interpretations and guidelines of the Exchange and all orders and decisions of the Exchange's Board of Directors and penalties imposed by the Board of Directors, and any duly authorized committee (such agreement is not to be construed as a waiver by the undersigned of any right to appeal provided in the Securities Exchange Act of 1934, as amended);

(2) To pay such dues, fees, assessments, and other charges in the manner and amount as shall from time to time be fixed by the Exchange.

(3) The Exchange and its officers, employees and members of its Board of Directors and of any Exchange committee shall not be liable, except for willful malfeasance, to the Applicant or to any other person, for any action taken by such director, officer, or member in his official capacity, or by any employee of the Exchange while acting within the scope of his employment, in connection with the administration or enforcement of any of the provisions of the Certificate of Incorporation, Exchange LLC Agreement, Exchange Rules, policies, interpretations or guidelines of the Exchange or any penalty imposed by the Exchange, its Board of Directors or any duly authorized committee;

(4) In cases where the Applicant fails to prevail in a lawsuit or administrative adjudicative proceeding instituted by the Applicant against the Exchange or any of its officers, directors, committee members, employees or agents, to pay the Exchange or any of its officers, directors, committee members, employees or agents, all reasonable expenses, including attorneys' fees, incurred by the Exchange in the defense of such proceeding, but only in the event that such expenses exceed Fifty Thousand Dollars ($50,000.00), provided that such payment obligation shall not apply to internal disciplinary actions by the Exchange or administrative appeals;

(5) To maintain and make available to the Exchange, its authorized employees and its Board of Directors or committee members such books and records as may be required to be maintained by the Securities and Exchange Commission or Exchange Rules; and

(6) To provide such other reasonable information with respect to the Applicant as the Exchange may require.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by the Exchange.

Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor	Date
Printed Name	Title

Statutory Disqualification Notice

Pursuant to the Securities Exchange Act of 1934, as amended (the "Act"), the Exchange may deny (or may condition) membership or may bar a natural person from becoming associated (or may condition an association) with a Member for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with a member of a self-regulatory organization;
- Had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you **DO NOT** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.

☐ Check here if you **DO** have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:

1. Name and CRD number of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of Applicant Broker-Dealer, I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that the Exchange shall rely on the information provided pursuant to this Notice in order to approve or deny Applicant Broker-Dealer's application for membership. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to the Exchange any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

Signature of Authorized Officer, Partner or Managing Member or Sole Proprietor	Date
Printed Name	Title

EXHIBIT F-2

User Agreement

MEMX
User Agreement

This User Agreement (this "Agreement"), with an effective date as of the date executed on the signature page hereof, is made by and between MEMX LLC ("Exchange"), a Delaware limited liability company, with its principal offices at 111 Town Square Place, Suite 520, Jersey City, NJ 07310, and the user referenced below ("User").

1. Term of the Agreement. This Agreement will continue until terminated pursuant to the terms of this Agreement.

2. Services. Subject to the terms and conditions of this Agreement, User will have the right to access Exchange, to enter orders on Exchange, receive status updates on orders, cancel orders, and execute trades against orders on the Exchange limit order book (collectively, the "Services"). User acknowledges and agrees that nothing in this Agreement constitutes an understanding by Exchange to continue any aspect in its current form. Exchange may from time to time make additions, deletions or modifications to the Services. User acknowledges and agrees that Exchange may temporarily or permanently, unilaterally condition, modify or terminate the right of any individuals or entities to access, receive or use Exchange in accordance with Certificate of Formation, Exchange LLC Agreement, Rules and Procedures of Exchange, as amended from time to time (the "Exchange Rules"). In the event of a conflict between the Exchange Rules and this Agreement, the Exchange Rules shall prevail. Exchange reserves the right to modify or change the Services provided Exchange notifies User prior to the effectiveness of the modification and User's continued use of the Services following the modification will constitute User's acceptance of the modification.

3. Compliance. Except as otherwise provided herein, with respect to all orders submitted to Exchange by User, it is the sole responsibility of User to ensure compliance, by itself, its customers and its representatives, with all applicable United States federal and state laws, rules, and regulations as well as those of FINRA or any other self-regulatory organization of which the User is a member to the extent applicable to User. User represents and warrants that: (i) it will use Exchange only if and when it is duly authorized to use Exchange pursuant to the Exchange Rules; (ii) it agrees to be bound by, and will only use Exchange in compliance with, Exchange Rules; (iii) it is and will remain responsible for its use of Exchange and the use of Exchange by any of its employees, customers or agents or, if User is a member of Exchange, by any person which has entered into a sponsorship arrangement with User to use Exchange (a "Sponsored Participant"); (iv) it will maintain and keep current a list of all authorized traders who may obtain access to Exchange on behalf of User and/or any Sponsored Participant(s); and (v) it will familiarize User's authorized traders with all of User's obligations under this Agreement and will assure that they receive appropriate training prior to any use of or access to Exchange.

4. Monitoring. User acknowledges and agrees that Exchange will monitor the use of Exchange by User for compliance with all applicable laws and regulations, including, without limitation, Exchange Rules. User acknowledges its responsibility to monitor its employees, agents and customers for compliance with Exchange Rules, the rules and regulations of any self-regulatory organizations of which User is a member and all applicable federal and state laws.

5. Settlement of Transactions. User agrees that it is User's absolute, unconditional, and unassignable obligation, in connection with each securities transaction effected by User on Exchange to ensure the timely delivery of the subject securities and/or funds as well as any required remittance of interest, dividend payments and/or other distributions in compliance with applicable laws and rules, including, without limitation, relevant rules under the Securities Exchange Act of 1934, as amended (the "Act") as well as the rules of any qualified clearing agency. User will promptly notify Exchange in writing upon becoming aware of any material change in or to User's clearing arrangements. Exchange retains the right to break any trade without liability to User or any of User's customers in accordance with the Exchange's Clearly Erroneous Executions Rule (Exchange Rule 11.15, as may be amended or re-numbered from time to time).

6. Sponsored Participants. Notwithstanding Exchange's execution and delivery to User of a copy of this Agreement, if User is a Sponsored Participant, and not a member of Exchange, as a condition to initiating and continuing access to Exchange, User must enter into and maintain customer agreements with one or more sponsoring members of Exchange establishing proper relationship(s) and account(s) through which User may trade on Exchange. Such customer agreement(s) must incorporate the sponsorship provisions set forth in Exchange Rules.

7. Connectivity. User is solely responsible for providing and maintaining all necessary electronic communications with Exchange, including, wiring, computer hardware, software, communication line access, and networking devices.

8. Market Data. User hereby grants to Exchange a non-exclusive, non-assignable, non-transferable, worldwide, irrevocable license to receive and use information and data that User or User's agent enters into Exchange ("User's Data") for the following purposes: for performing self-regulatory functions; for internal commercial purposes (i.e., purposes that do not include disclosing, publishing, or distributing outside of Exchange); and for use within Exchange market data products (i.e., products that include disclosure, publication, or distribution to third parties), provided that: (i) such market data products are provided in an aggregate manner that does not directly or indirectly identify User as the source of the information; and (ii) fees for any such market data product are filed with the Securities and Exchange Commission ("SEC") in accordance with the requirements of Section 19 of the Act. Subject to the foregoing license, as between Exchange and User, User retains all ownership and other rights associated with User's Data. No provision in this Agreement shall impair any right, interest, or use of User's Data granted by operation of SEC rules or any other rule or law. User represents and warrants that, with respect to User's Data: (i) User owns or has sufficient rights in and to User's Data to authorize Exchange to use User's Data to perform all obligations under this Agreement with respect thereto; (ii) use or delivery of User's Data by User or Exchange will not violate the proprietary rights (including, without limitation, any privacy rights) of any third party; and (iii) use or delivery of User's Data by User or Exchange will not violate any applicable law or regulation.

9. Restrictions on Use; Security. Unless otherwise required by law or regulation, User may not sell, lease, furnish or otherwise permit or provide access to Exchange to any other entity or to any individual that is not User's employee, customer, agent or Sponsored Participant. User accepts full responsibility for its employees', customers', agents' and Sponsored Participants' use of Exchange, which use must comply with Exchange Rules and the User's obligations under this Agreement. User will take reasonable security precautions to prevent unauthorized use of or access to Exchange, including unauthorized entry of information into Exchange, or the information and data made available therein. User understands and agrees that User is responsible for any and all orders, trades and other messages and instructions entered, transmitted or received under identifiers, passwords and security codes of User's authorized traders, and for the trading and other consequences thereof, except in the event of willful misconduct, fraud or a breach of this Agreement by Exchange that results in unauthorized access by other parties. User may not sell, lease, furnish or otherwise permit or provide access to any data feed containing quotation or trade information from Exchange ("Exchange Data") to any third party unless it signs and complies with a separate MEMX Market Data Agreement. Each party shall install and maintain at all times during the term of this Agreement a corporate "firewall" protecting its computer network in accordance with commercially reasonable specifications and standards. Exchange shall not include in the operation of Exchange or the Services provided under this Agreement any computer code designed to disrupt, disable, harm, or otherwise impede in any manner, including aesthetic disruptions or distortions, the operation of User's computer system, or any other associated software, firmware, hardware, computer system or network (sometimes referred to as "viruses" or "worms"), or that would disable such system or impair in any way its operation based on the elapsing of a period of time, advancement to a particular date or other numeral (sometimes referred to as "time bombs", "time locks", or "drop dead" devices), or any other similar harmful, malicious or hidden programs, procedures, routines or mechanisms which would cause such programs to cease functioning, or provide or allow unauthorized access to the User's system, or to damage or corrupt data, storage media, programs, equipment or communications, or otherwise interfere with operations. In addition, Exchange shall implement a commercially reasonable method to intercept and block or delete any such viruses, worms, time bombs, time locks, drop dead devices or other malicious or harmful programs, procedures, routines or mechanisms, and carry out on a regular basis, no less frequently than monthly, and more frequently as reasonably required, a commercially reasonable method to scan its computer system and eliminate from it any such malicious or harmful programs, procedures, routines or mechanisms.

10. Information.

(a) Confidentiality. Both parties acknowledge that: (i) Exchange and the information and data made available therein, incorporate confidential and proprietary information developed, acquired by or licensed to Exchange; and (ii) each party may receive or have access to other proprietary or confidential information disclosed and reasonably understood as confidential by the disclosing party (collectively, the "Information"). The receiving party will use the disclosing party's Information solely to perform its obligations under this Agreement. The receiving party will take all precautions necessary to safeguard the confidentiality of the disclosing party's Information, including without limitation: (i) those taken by the receiving party to protect its own confidential information; and (ii) those which the disclosing party may reasonably request from time to time. Exchange will not disclose the identity of User or User's customers to any of its other members or to any third parties in connection with orders, trades and other messages and instructions entered or executed by User on Exchange, except as required by a court or regulatory or self-regulatory authority with jurisdiction over Exchange or User, or to facilitate the clearance and settlement of a trade, or with written permission from User.

(b) Disclosure. The receiving party will not disclose, in whole or in part, the disclosing party's Information to any person, except as specifically authorized under this Agreement. User may not disclose any data or compilations of data made available to User by Exchange without the express, prior written authorization of Exchange. The receiving party may also disclose Information required to be provided in a judicial or administrative proceeding, in accordance with its regulatory obligations, as otherwise required to be disclosed by law or pursuant to legal process, or requested by any governmental agency or other regulatory authority (including any self-regulatory organization having jurisdiction over the receiving party).

(c) Unauthorized Use or Disclosure. The parties acknowledge that any unauthorized use or disclosure of the disclosing party's Information may cause irreparable damage to the disclosing party. If an unauthorized use or disclosure occurs, the receiving party will promptly notify the disclosing party and take at its expense all steps reasonably necessary to recover the disclosing party's Information and to prevent its subsequent unauthorized use or dissemination, including availing itself of actions for seizure and injunctive relief. If the receiving party fails to take these steps in a timely and adequate manner, the disclosing party may take them at the receiving party's expense, and the receiving party will provide the disclosing party with its reasonable cooperation in such actions that the disclosing party may request.

(d) Limitation. The receiving party will have no confidentiality obligation with respect to any portion of the disclosing party's Information that: (i) the receiving party independently developed before receiving the Information from the disclosing party; (ii) the receiving party lawfully obtained from a third party under no obligation of confidentiality; and (iii) is or becomes available to the public other than as a result of an act or omission of the receiving party or any of its employees.

11. Clearly Erroneous Trade Policy. User has read and agrees to the terms stipulated in Exchange Rule 11.15 (Clearly Erroneous Executions), as Exchange may amend or re-number from time to time.

12. Corporate Names; Proprietary Rights. Exchange and User each acknowledge and agree that Exchange and User each have proprietary rights in their respective trade names, trademarks, service marks, logos, copyrights and patents, registered or unregistered (collectively, the "Marks"). Exchange and User each agree that they shall not use the other party's Marks in any way that would infringe upon the rights of the other Party. Further, this Agreement shall not grant either party the right to use the other party's Marks in any marketing, promotional or other materials without the prior review and written consent of the other party. The Exchange and User agree that nothing in this Agreement shall limit a party's ability to utilize the other party's name in its description and disclosures related to its routing behavior or as otherwise required pursuant to its regulatory obligations.

13. Fees. By signing this Agreement, User agrees to make timely payment of all system usage fees, as may be set forth in Exchange Rules or posted on Exchange's web site, as well as any applicable late fees for the failure to make payment within the required time period. Fees are payable within 30 days of the invoice date. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, Exchange. Failure to make payments within 30 days from the invoice date may result in suspension or termination of Services. User agrees to pay Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute. Subject to the Act, Exchange reserves the right to change its fee schedule with 48 hours prior notice to User (delivered via e-mail and posted to the Exchange web site). The provisions of this Section will survive the termination of this Agreement.

14. DISCLAIMER OF WARRANTY. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO THE SYSTEM OR ANY SOFTWARE OR OTHER MATERIALS MADE AVAILABLE TO USER AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY EXCHANGE WILL MEET THE USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. EXCHANGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO EXCHANGE AND SHALL NOT BE HELD LIABLE (UNLESS SPECIFICALLY STATED OTHERWISE IN THIS AGREEMENT) TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF EXCHANGE BY ANOTHER PERSON HAVING ACCESS TO EXCHANGE, INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

15. NO LIABILITY FOR TRADES. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, USER UNDERSTANDS AND AGREES THAT: (i) EXCHANGE IS NOT DIRECTLY OR INDIRECTLY A PARTY TO OR A PARTICIPANT IN ANY TRADE OR TRANSACTION ENTERED INTO OR OTHERWISE CONDUCTED THROUGH EXCHANGE; AND (ii) EXCHANGE IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION USER AND ANY PERSON FOR WHOM USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF EXCHANGE TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, NEITHER EXCHANGE, NOR ANY OF ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF EXCHANGE OR ITS USE AND ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF EXCHANGE TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, EXCHANGE WILL BE ABSORBED BY THE USER THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO EXCHANGE. NOTWITHSTANDING THE FOREGOING, EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.14 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

16. LIMITATION OF LIABILITY. ABSENT FRAUD OR WILLFUL MISCONDUCT BY EXCHANGE OR A CLAIM ARISING OUT OF EXCHANGE'S INDEMNIFICATION OBLIGATION, UNDER NO CIRCUMSTANCES WILL EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF EXCHANGE, INTERRUPTION IN USE OR AVAILABILITY OF EXCHANGE, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, EXCHANGE MAY BE LIABLE TO USER TO THE EXTENT SUCH LIABILITY ARISES BASED ON THE EXCHANGE RULE CURRENTLY NUMBERED 11.14 (LIMITATION OF LIABILITY), AS SUCH RULE MAY BE AMENDED OR RE-NUMBERED FROM TIME TO TIME.

17. Indemnification by User. User agrees to indemnify and hold harmless Exchange, its owners, subsidiaries, and affiliates, its and their respective officers, directors, employees, and agents, and any related persons and entities, from and against all expenses, costs, and damages (including any reasonable legal fees and expenses), direct and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User to materially comply with its obligations under this Agreement and for any loss or claim which may arise from a claim that one or more trades or orders in securities placed by User with Exchange were in violation of any state or federal securities law or Exchange Rules unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from Exchange's willful misconduct, fraud or breach of Exchange's obligations under this Agreement.

18. Indemnification by Exchange. Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries, affiliates and its and their respective officers, directors, employees, and agents from and against all expenses, costs, and damages (including any reasonable legal fees and expenses), direct and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

19. Termination. User or Exchange may terminate this Agreement or any part of the Services upon 30 days written notice to the other party. In addition, Exchange may suspend or terminate the Services to User immediately if it determines, in Exchange's sole reasonable determination, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that Exchange determines to be detrimental to Exchange or its members; (iii) User poses a credit risk to Exchange; (iv) User is selling, leasing, furnishing or otherwise permitting or providing access to Exchange Data without the prior approval of Exchange; (v) User has violated any Exchange Rules; or (vi) User ceases to be a member in good standing with Exchange. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease. The following Sections will survive the termination or expiration of this Agreement for any reason: 8, 9, 10, 12, 13, 14, 15, 16, 17, 18, 19, 24 and 26. In no event will termination of this Agreement relieve User of any obligations incurred prior to the termination or through its use of or connection to Exchange.

20. Acknowledgement of SRO Obligations. Exchange represents: (i) that Exchange is registered with the SEC as a national securities exchange pursuant to Section 6 of the Act; (ii) that Exchange has a statutory obligation to protect investors and the public interest, and to ensure that quotation information supplied to investors and the public is fair and informative, and not discriminatory, fictitious or misleading; (iii) that Section 19(g)(1) of the Act mandates that Exchange, as a self-regulatory organization, comply with the Act; and (iv) that Exchange has jurisdiction over its members to enforce compliance with the Act as well as the rules, regulations and interpretations of Exchange. Accordingly, User agrees that Exchange, when required to do so in fulfillment of its statutory obligations, may, in accordance with Exchange Rules, temporarily or permanently, unilaterally condition, modify or terminate the right of any or all individuals or entities, including User, to receive or use the Services. Exchange shall undertake reasonable efforts to notify User of any such condition, modification or termination, and User shall promptly comply with any requirement that may be contained in such notice within such period of time as may be determined in good faith by Exchange to be necessary and consistent with its statutory obligations. Any individual or entity that receives such a notice shall have available to it such procedural protections as are provided to it by the Act and the applicable rules thereunder and Exchange Rules.

21. Assignment. User's license to use the Services during the term of this Agreement is personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement or any of its rights or obligations hereunder without Exchange's prior approval, which will not be unreasonably withheld. Exchange may, as permitted by the Act, assign or transfer this Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

22. Force Majeure. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

23. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

24. Arbitration. In connection with the following agreement to arbitrate, each party understands that: (i) arbitration is final and binding on the parties; (ii) the parties are waiving their right to seek remedies in court, including the right to jury trial; (iii) pre-arbitration discovery is generally more limited than and different from court proceedings; (iv) the arbitrators' award is not required to include factual findings or legal reasoning, and any party's right to appeal or seek modification of rulings by the arbitrators is strictly limited; and (v) the panel of arbitrators will typically include a minority of arbitrators who were or are affiliated with the securities industry. Subject to the preceding disclosures, each party agrees that any controversy arising out of or relating to this Agreement or the breach thereof will be resolved and settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association or in accordance with such other rules and procedures as are agreed to by the parties. The arbitration proceeding shall be conducted in New York, New York, unless otherwise agreed to by the parties. Judgment upon arbitration may be entered in any court, state or federal, having jurisdiction; provided, however, that nothing herein will prevent either party from: (i) petitioning a regulatory body regarding a matter in question over which the regulatory body has administrative jurisdiction; or (ii) pursuing injunctions before any administrative or judicial forum provided that all monetary and other relief is submitted for arbitration.

25. Amendment. Exchange may amend any term or condition of this Agreement on one hundred and twenty (120) days' written notice to User (which notice may be provided by way of a circular issued to Members generally). User may object in writing to the proposed amendment by providing a written response to the address specified above, such response stating in reasonable detail the basis of the objection. Such response must be received no later than sixty (60) days after the date that Exchange distributed the initial notice. Exchange will respond to User's timely objection in writing within thirty (30) days of receipt and will use reasonable efforts thereafter to meet with the objecting User (in person or by phone) to discuss in good faith any potential resolution. Otherwise, any use by User of the System after the expiration of the one hundred and twenty (120) day notice period shall be deemed acceptance by User of the amendment. User may not alter any terms and conditions of this Agreement, and no modification to this Agreement proposed by User will be binding, unless in writing and manually signed by an authorized representative of each party.

26. Miscellaneous. All notices or approvals required or permitted under this Agreement must be given in writing (including by email) to Exchange at legal@memx.com or the office address specified above or on Exchange's website from time to time, or to User at the email or office address of User on file with Exchange. Any waiver or modification of this Agreement will not be effective unless executed in writing and signed by the other party. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. For all matters not subject to Section 24 (Arbitration) above, both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. This Agreement, together with the applicable Exchange Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between Exchange and User with respect to its subject matter and supersedes all prior writings or understandings.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

User:______________________________________

Signature:__________________________________

Printed Name:_______________________________

Title:______________________________________

MEMX LLC

Signature:__________________________________

Printed Name:_______________________________

Title:______________________________________

Date:______________________________________

EXHIBIT F-10

Connectivity Services Agreement

MEMX Members Exchange

MEMX Connectivity Services Information Document

FIRM INFORMATION			
Firm:			
Address:			
City:		State:	Zip:

BUSINESS CONTACT			TECHNICAL CONTACT
Name:			Name:
Email:			Email:
Phone:			Phone:
Title:			Title:

BILLING ADDRESS			BILLING CONTACT
Firm:			Name:
Address:			Email:
City:	State:	Zip:	Phone:
			Title:

ACCOUNT ADMINISTRATORS
A Connectivity Provider must designate an Account Administrator who will be authorized to grant permission and user access within the MEMX User Portal. More than one Account Administrator may be designated and there is not a maximum number of Account Administrators allowed per Connectivity Provider. Account Administrators will be able to grant access to tools within the MEMX User Portal including, but not limited to, historical market data subscriptions; logical port request, modify or delete form; physical connection request form and invoices and billing files.

Name:	Title:
Email:	Phone:

Name:	Title:
Email:	Phone:

MEMX Connectivity Services Agreement

This Connectivity Services Agreement ("Agreement") is a binding agreement among you ("User") and MEMX LLC (the "Exchange"), with its principal office at 111 Town Square Place, Suite 520, Jersey City, NJ 07310, and shall be effective as of the date executed on the signature page hereof (the "Effective Date").

1. Services. This Agreement authorizes User to receive the Services. As used in this Agreement, "Services" shall mean (i) those services described on User's connectivity order (the "Order") and (ii) any other connectivity services provided by the Exchange to User to the extent such services are not addressed by another agreement between the Exchange and User. User acknowledges and agrees that nothing in this Agreement constitutes an understanding by the Exchange to continue any aspect of the Services in their current form. The Exchange may from time to time make additions, deletions or modifications to the Services. In such event, the Exchange shall use commercially reasonable efforts to notify User prior to any such change becoming effective. User's continued use of the Services following the modification will constitute User's acceptance of the modification.

2. Connectivity and Redistribution. User is solely responsible for providing and maintaining all necessary electronic communications required to link to the Services, including wiring, computer hardware, software, communication line access, and networking devices (as applicable). This Agreement authorizes User to access the Exchange physically in order to provide Authorized Third Parties (as defined herein) with access to the Exchange and/or certain data feeds associated therewith and/or certain other Services. In order to receive and/or redistribute Exchange data, User shall also enter into a market data agreement with the Exchange (the "Data Agreement"). Nothing herein shall limit User's requirements and obligations arising under the Data Agreement, if applicable. User shall take reasonable security precautions to prevent unauthorized individuals or entities from gaining access to the Exchange. User shall comply with all reasonable security specifications or requirements of the Exchange in order to prevent the Exchange and Exchange data from being improperly used or accessed, or from being improperly taken. User shall not provide any third party with access to the Exchange or Exchange data unless such third party is an Authorized Third Party, pursuant to the Exchange's prior written consent. For purposes of this Agreement, an "Authorized Third Party" is a party that the Exchange has approved to connect to the Exchange via connectivity supplied by User and/or to receive Exchange data or other Exchange authorized services transmitted through User.

2.1 Approval and Termination Notice Requirements. In order for a party to be approved as an Authorized Third Party, User must submit a request to the Exchange that includes the name and contact information of the party to whom connectivity will be provided. The Exchange will typically approve or reject a request within two (2) business days, but is under no obligation to respond within that time frame. Where a request is rejected by the Exchange, User may not provide the applicable party with connectivity to the Exchange. In the event User desires to terminate the provision of Services to an Authorized Third Party, User must submit written notice to the Exchange that identifies the name of the Authorized Third Party and the effective date of such termination. All notifications submitted to the Exchange pursuant to this Agreement shall be given in accordance with this Agreement or the applicable Connectivity Manual, as may be amended from time to time (the "Connectivity Manual"). If any Authorized Third Party fails to comply with any of the conditions, terms or provisions of this Agreement, as applicable to such Authorized Third Party, a Data Agreement, or any other agreement between an Authorized Third Party and the Exchange or an affiliate of the

Exchange, and the Authorized Third Party has failed to cure such non-compliance within the cure period, if any, set forth in the applicable agreement, or if an Authorized Third Party has made any representation in any such agreement which was or has become untrue, then User shall, within five (5) business days after receipt of notice from the Exchange of such failure or untruth, cease providing access to the Exchange and/or Exchange data to such Authorized Third Party and shall, within seven (7) business days following the receipt of such notice, confirm such cessation by notice to the Exchange.

2.2 List of Authorized Third Parties. User shall maintain, keep current, and provide to the Exchange promptly upon request a list of Authorized Third Parties to whom User provides access to the Exchange and/or certain data feeds associated therewith. Unless otherwise provided by the Exchange, User shall use reasonable efforts to respond to such a request within fifteen (15) days of receipt of the request.

2.3 Network Requirements. User must comply with all applicable MEMX Network Requirements, contained in the Connectivity Manual. The Exchange will provide notice of any material amendments to the MEMX Network Requirements and User shall comply with the amended MEMX Network Requirements within thirty (30) days of receipt of such notice.

3. Fees.

3.1 Services Fees. User agrees to make timely payment of all Services fees, as well as any applicable late fees, in accordance with the payment terms set forth in the Order or, if none are specified, within thirty (30) days of the invoice date. In the event of User's failure to make payment within such time period, the Exchange reserves the right to terminate the subject Service or Services, provided that the Exchange gives written notice to User and a reasonable opportunity to cure such nonpayment default. User will be solely responsible for any and all telecommunications costs and all other expenses incurred in linking to, and maintaining its link to, the Services. User shall pay the Exchange a late charge in the amount of 1% per month on all past due amounts that are not the subject of a legitimate and bona fide dispute.

3.2 Adjustments to Services Fees. The Exchange may adjust the fees for the Services upon reasonable notice to User. If User is receiving a physical connection from the Exchange, User may acquire a physical connection for transition purposes at no additional cost, provided that User transitions its connection within three (3) weeks from the date at which the replacement connection is live (i.e., the Exchange switchport is configured and connected to a User circuit or cross-connect). If, after three (3) weeks, the legacy connection is not terminated, User will be charged for an additional connection.

4. Term. The initial, one (1) month term of this Agreement shall commence upon the Effective Date and shall automatically renew for additional one (1) month terms at the beginning of each subsequent calendar month thereafter, unless terminated by User or the Exchange as provided below.

5. Termination.

5.1 By User. User may terminate this Agreement, or cancel any or all of the Services, upon thirty (30) days' prior written notice to the Exchange.

5.2 By the Exchange. The Exchange may terminate this Agreement, any or all of the Services provided hereunder, or any authorization to allow connectivity to an Authorized Third Party upon thirty (30) days' prior written notice to User. Notwithstanding the foregoing, the Exchange may suspend or terminate the Services immediately upon notice to User if it determines, in the Exchange's sole reasonable discretion, that: (i) User has breached any material term of this Agreement; (ii) User is engaged in activities that the Exchange determines are or may be detrimental to the Exchange, its investors or its Members (as defined in the Exchange Rules), as applicable including without limitation detrimental to the performance and operation of the Services; (iii) User has become insolvent; has made an assignment for the benefit of creditors; is not paying debts as they become due, or admits, in writing, its inability to pay debts when due; has filed, or has filed against it, any petition under any applicable bankruptcy laws or an application for a receiver, trustee, or custodian of User is made by anyone; or User becomes the subject of any proceedings of bankruptcy, insolvency, reorganization, dissolution, receivership, liquidation or arrangement, adjustment, or composition, or otherwise poses a credit risk to the Exchange, its investors or its Members; (iv) User is retransmitting or republishing any Exchange data feeds, including market data, or providing any connectivity to the Exchange without the prior approval of the Exchange; (v) User has violated any Exchange Rules; or (vi) if User is a Member, User ceases to be a Member good standing with the Exchange, or User is otherwise no longer authorized to use the Services; or (vii) any representations or warranties made by User in connection with this Agreement are or become false or misleading.

5.3 Consequences of Termination. Upon the termination of this Agreement for any reason, all rights granted to User hereunder will cease and User shall immediately pay to the Exchange any and all amounts owed to the Exchange under this Agreement, including without limitation all Services fees owed in respect of the entirety of the then current calendar month (e.g., if the Agreement is terminated on February 15th, Users shall nevertheless be required to pay the Exchange the monthly Services fees for the entirety of the month of February). The following Sections will survive the termination or expiration of this Agreement for any reason: Sections 3, 5.3, and 6 through 14. In no event will termination of this Agreement relieve User of any obligations incurred prior to the effective date of termination or through its use of or connection to the Services.

6. Disclaimer of Warranty. THE SERVICES ARE PROVIDED AS-IS, WITHOUT WARRANTIES, EXPRESS OR IMPLIED, INCLUDING, BUT NOT LIMITED TO, ANY IMPLIED CONDITIONS OR WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE OR PURPOSE, ANY IMPLIED WARRANTY ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE, AND OF ANY OTHER WARRANTY OR OBLIGATION WITH RESPECT TO ANY SOFTWARE OR OTHER MATERIALS, OR ANY SERVICES, MADE AVAILABLE TO USER, AND ALL SUCH OTHER WARRANTIES ARE HEREBY DISCLAIMED. THERE IS NO GUARANTY THAT THE SERVICES PROVIDED BY THE EXCHANGE WILL MEET USER'S REQUIREMENTS, BE ERROR FREE, OR OPERATE WITHOUT INTERRUPTION. THE EXCHANGE GIVES NO WARRANTIES OF ANY KIND AS TO THE FITNESS, CAPACITY, OR CONDUCT OF ANY OTHER PERSON HAVING ACCESS TO THE SERVICES AND SHALL NOT BE HELD LIABLE TO OR THROUGH USER OR OTHERWISE FOR ANY USE OR ABUSE WHATSOEVER OF THE SERVICES BY ANOTHER PERSON HAVING ACCESS TO THE SERVICES INCLUDING, WITHOUT LIMITATION, ANY FAILURE TO CONCLUDE TRANSACTIONS OR OBSERVE APPLICABLE MARKET REGULATIONS OR CONVENTIONS OR TO PAY REQUISITE TAXES OR OTHER CHARGES ON ANY TRANSACTIONS OR TO OTHERWISE ACT LAWFULLY.

7. Limitation of Liability. ABSENT FRAUD OR WILLFUL MISCONDUCT BY THE EXCHANGE OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATIONS (AS DESCRIBED BELOW), UNDER NO CIRCUMSTANCES WILL THE EXCHANGE OR ITS AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF THE SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF THE SERVICES, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION. NOTWITHSTANDING THE FOREGOING, BUT SUBJECT TO THE EXPRESS LIMITS SET FORTH BELOW, THE EXCHANGE MAY BE LIABLE TO USER, IF USER IS A MEMBER, TO THE EXTENT SUCH LIABILITY ARISES BASED ON ITS THEN APPLICABLE EXCHANGE RULE CONCERNING LIMITATION OF LIABILITY. EXCEPT FOR FRAUD, WILLFUL MISCONDUCT, OR A CLAIM ARISING OUT OF THE EXCHANGE'S INDEMNIFICATION OBLIGATIONS STATED BELOW, THE EXCHANGE'S TOTAL LIABILITY IN RESPECT OF ANY AND ALL CLAIMS ARISING FROM OR RELATED TO THIS AGREEMENT, IN CONTRACT, TORT, OR OTHERWISE, WILL BE LIMITED TO THE LESSER OF: (i) ACTUAL DAMAGES INCURRED BY CLIENT AS A DIRECT RESULT OF THE EXCHANGE'S ACT OR OMISSION, AND (ii) $10,000.

8. Indemnification by User. User agrees to indemnify and hold harmless the Exchange, its owners, subsidiaries, and affiliates, its and their respective officers, directors, employees, and agents, and any related persons and entities, from and against all expenses, costs, and damages (including any reasonable legal fees and expenses), direct and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any failure by User to materially comply with its obligations under this Agreement, unless such expenses, costs, damages, claims, demands, proceedings, suits, actions, or liabilities arise from the Exchange's willful misconduct, fraud or breach of the Exchange's obligations under this Agreement.

9. Indemnification by the Exchange. The Exchange agrees to indemnify, defend and hold harmless User and its subsidiaries and affiliates, and its and their respective officers, directors, employees, and agents, from and against all expenses, costs, and damages (including any reasonable legal fees and expenses), direct and/or incidental in nature, claims, demands, proceedings, suits, and actions, and all liabilities resulting from, in connection with, or arising out of any third party claim that the Exchange or the Services, or User's use thereof, infringes any copyright, patent, trademark, trade secret or other intellectual property right.

10. Assignment. User's rights hereunder to use the Services during the term of this Agreement are personal, nonexclusive and nontransferable. User shall not assign, delegate or otherwise transfer this Agreement, or any of its rights or obligations hereunder, without the Exchange's prior approval, which will not be unreasonably withheld. The Exchange may assign or transfer this Agreement, or any of its rights or obligations hereunder, to a related or unrelated party, upon notice to User.

11. Force Majeure. Neither party to this Agreement will be liable for delay or failure to perform its obligations hereunder (other than a failure to pay amounts when due) caused by an event that is beyond the party's control; provided, however, that such party will not have contributed in any way to such event.

12. Severability. Each provision of this Agreement will be deemed to be effective and valid under applicable law, but if any provision of this Agreement is determined to be invalid, void, or unenforceable under any law, rule, administrative order or judicial decision, that determination will not affect the validity of the remaining provisions of this Agreement.

13. Amendment. This Agreement may be amended from time to time by the Exchange in its sole discretion, and the Exchange shall provide reasonable notice to User prior to any such amended Agreement becoming effective. Use of any Services following any amendment of this Agreement becoming effective shall constitute User's agreement to such amendment.

14. Miscellaneous. All notices or approvals required or permitted under this Agreement must be given in writing (including by email) to the Exchange at legal@memx.com or the office address specified above or on the Exchange's website from time to time, or to User at the email or office address of User on file with the Exchange. No waiver under this Agreement will be effective unless executed in writing and signed by the party waiving any of its rights hereunder. This Agreement will bind each party's successors-in-interest. This Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. Both parties submit to the jurisdiction of the state and federal courts in and for the State of New York, USA for the resolution of any dispute arising under this Agreement. This Agreement, together with the Order, any addendums or schedules hereto and any other documents incorporated by reference, constitutes the complete and entire statement of all conditions and representations of the agreement between the Exchange and User with respect to its subject matter, and supersedes all prior writings or understandings with respect to such subject matter.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by their duly authorized officers.

User:______________________________	MEMX LLC
Signature:__________________________	Signature:_______________________________
Printed Name:_______________________	Printed Name:____________________________
Title:______________________________	Title:___________________________________
	Date:___________________________________

EXHIBIT M-1
Members and Sponsored Participants

Firm Name	Date of Acceptance	Principal Business Address and Telephone Number	Individual (Y/N)	Activities	Class
Archipelago Securities L.L.C.	7/28/20	353 NORTH CLARK STREET SUITE #3200 CHICAGO, IL 60654 USA 312-836-6700	N	**Limited Routing Facility of ICE Related Exchanges**	**Member**
ATM Execution LLC	7/20/20	599 LEXINGTON AVE 21 FLOOR NEW YORK, NY 10022 USA 646-562-1010	N	**Public Customer Business**	**Member**
Barclays Capital Inc.	7/20/20	745 7TH AVENUE NEW YORK, NY 10019 UNITED STATES 212-526-7000	N	**Public Customer Business** **Clearing Services**	**Member**
BNP Paribas Securities Corp.	8/17/20	787 SEVENTH AVENUE NEW YORK, NY 10019 UNITED STATES 212-814-2000	N	**Public Customer Business** **Clearing Services**	**Member**
BofA Securities, Inc.	7/30/20	ONE BRYANT PARK NEW YORK, NY 10036 USA 646-743-2734	N	**Public Customer Business** **Clearing Services**	**Member**
BTIG, LLC	9/14/20	600 MONTGOMERY STREET 6TH FLOOR SAN FRANCISCO, CA 94111 USA 415-248-2200	N	**Public Customer Business**	**Member**
Charles Schwab & Co., Inc.	7/20/20	211 MAIN STREET SAN FRANCISCO, CA 94105 UNITED STATES 415-636-7000	N	**Public Customer Business** **Clearing Services**	**Member**
Citadel Securities LLC	7/22/20	WORLDWIDE PLAZA, 309 WEST 49TH STREET NEW YORK, NY 10019 USA 212-310-9500	N	**Market Maker** **Clearing Services**	**Member**
Citigroup Global Markets Inc.	8/14/20	388 GREENWICH STREET TOWER BUILDING NEW YORK, NY 10013 UNITED STATES 212-816-6000	N	**Public Customer Business** **Clearing Services**	**Member**
Clearpool Execution Services, LLC	8/26/20	17 STATE STREET, 38TH FLOOR NEW YORK, NY 10004 212-531-8500	N	**Agency**	**Member**
CLSA Americas, LLC	7/24/20	1301 AVENUE OF THE AMERICAS, 15TH FLOOR NEW YORK, NY 10019 212-549-5097	N	**Agency**	**Member**
Cowen and Company, LLC	7/20/20	599 LEXINGTON AVENUE 20TH FLOOR NEW YORK, NY 10022 UNITED STATES 646-562-1010	N	**Public Customer Business** **Market Maker** **Clearing Services**	**Member**
Credit Suisse Securities (USA) LLC	8/13/20	11 MADISON AVENUE NEW YORK, NY 10010 UNITED STATES 212-325-2000	N	**Public Customer Business** **Clearing Services**	**Member**
Dash Financial Technologies LLC	8/10/20	311 S. WACKER DRIVE SUITE 1000 CHICAGO, IL 60606 USA 312-986-2006	N	**Public Customer Business**	**Member**
Deutsche Bank Securities Inc.	9/15/20	60 WALL STREET NEW YORK, NY 10005 UNITED STATES 212-250-2500	N	**Public Customer Business** **Clearing Services**	**Member**
DRW Securities, L.L.C.	8/4/20	540 WEST MADISON STREET SUITE 2500 CHICAGO, IL 60661 UNITED STATES 312-542-1000	N	**Proprietary Trading**	**Member**

E*TRADE Securities LLC	7/22/20	131 SOUTH DEARBORN STREET 32ND FLOOR CHICAGO, IL 60603 USA 312-395-2100	N	**Public Customer Business Clearing Services**	**Member**
Electronic Transaction Clearing, Inc.	8/10/20	660 S. FIGUEROA STREET SUITE 1450 LOS ANGELES, CA 90017 213-402-1570	N	**Clearing Services**	**Member**
Evercore Group L.L.C.	9/17/20	55 EAST 52ND STREET NEW YORK, NY 10055 UNITED STATES 212-857-3100	N	**Public Customer Business**	**Member**
FIS Brokerage & Securities Services LLC	8/3/20	2100 ENTERPRISE AVENUE GENEVA, IL 60134 USA 630-482-7100	N	**Agency**	**Member**
Flow Traders U.S. LLC	7/30/20	1114 AVENUE OF THE AMERICAS 4TH FLOOR NEW YORK, NY 10036 USA 917-210-5000	N	**Market Maker Proprietary Trading**	**Member**
G1 Execution Services, LLC	9/4/20	175 W. JACKSON BLVD., SUITE 1700 CHICAGO, IL 60604 USA 312-362-0404	N	**Market Maker Proprietary Trading**	**Member**
Global Execution Brokers, LP	9/4/20	401 CITY AVENUE BALA CYNWYD, PA 19004 610-617-2600	N	**Agency**	**Member**
Goldman Sachs & Co. LLC	8/14/20	200 WEST STREET NEW YORK, NY 10282-2198 UNITED STATES 212-902-1000	N	**Market Maker Proprietary Trading Public Customer Business Clearing Services**	**Member**
GTS Securities, LLC	8/14/20	545 MADISON AVENUE 15TH FLOOR NEW YORK, NY 10022 212-715-2830	N	**Market Maker Proprietary Trading**	**Member**
HRT Financial LLC	7/28/20	4 WORLD TRADE CENTER, 150 GREENWICH STREET 57TH FLOOR NEW YORK, NY 10007 USA 212-293-1444	N	**Proprietary Trading Clearing Services**	**Member**
IEX Services LLC	7/30/20	3 WORLD TRADE CTR, 175 GREENWICH STREET 58TH FLOOR NEW YORK, NY 10007 UNITED STATES 646-343-2000	N	**Limited Routing Facility of IEX Exchange**	**Member**
IMC-Chicago, LLC (d/b/a IMC Financial Markets)	8/18/20	233 SOUTH WACKER DRIVE #4300 CHICAGO, IL 60606 USA 312-244-3300	N	**Market Maker**	**Member**
Industrial and Commercial Bank of China Financial Services LLC	8/25/20	1633 BROADWAY 28TH FLOOR NEW YORK, NY 10019 USA 212-993-7305	N	**Clearing Services**	**Member**
Instinet, LLC	7/20/20	HARBORSIDE 2 200 HUDSON STREET, SUITE 501 JERSEY CITY, NJ 07311 UNITED STATES 201-499-9900	N	**Public Customer Business Clearing Services**	**Member**
Interactive Brokers LLC	8/25/20	ONE PICKWICK PLAZA GREENWICH, CT 06830 UNITED STATES 203-618-5710	N	**Public Customer Business**	**Member**
Jane Street Capital, LLC	7/20/20	250 VESEY STREET 5TH FLOOR NEW YORK, NY 10281 UNITED STATES 646-759-6000	N	**Market Maker**	**Member**

Jefferies LLC	7/21/20	520 MADISON AVENUE NEW YORK, NY 10022 UNITED STATES 212-284-2300	N	**Market Maker** **Proprietary Trading** **Clearing Services**	**Member**
J.P. Morgan Securities LLC	8/11/20	383 MADISON AVENUE NEW YORK, NY 10179 UNITED STATES 212-272-2000	N	**Market Maker** **Proprietary Trading** **Public Customer Business** **Clearing Services**	**Member**
Merrill Lynch Professional Clearing Corp.	7/23/20	ONE BRYANT PARK, 6TH FLOOR NY1-100-06-01 NEW YORK, NY 10036 UNITED STATES 646-743-1295	N	**Clearing Services**	**Member**
Morgan Stanley & Co. LLC	7/20/20	1585 BROADWAY NEW YORK, NY 10036-8293 UNITED STATES 212-761-4000	N	**Public Customer Business** **Clearing Services**	**Member**
Nasdaq Execution Services, LLC	7/24/20	2929 WALNUT STREET FMC TOWER, LEVEL 8 PHILADELPHIA, PA 19104 UNITED STATES 215-496-5000	N	**Limited Routing Facility of Nasdaq Related Exchanges**	**Member**
National Financial Services LLC	8/3/20	200 SEAPORT BOULEVARD BOSTON, MA 02210 UNITED STATES 617-563-7000	N	**Public Customer Business** **Clearing Services**	**Member**
Pershing LLC	8/12/20	ONE PERSHING PLAZA JERSEY CITY, NJ 07399 UNITED STATES 201-413-2000	N	**Clearing Services**	**Member**
PNT Financial LLC	8/14/20	141 W JACKSON SUITE 2270 CHICAGO, IL 60604 312-341-7962	N	**Proprietary Trading**	**Sponsored Participant**
Raymond James & Associates, Inc.	7/20/20	880 CARILLON PARKWAY ST. PETERSBURG, FL 33716 UNITED STATES 727-567-1000	N	**Public Customer Business** **Clearing Services**	**Member**
RBC Capital Markets, LLC	9/18/20	3 WORLD FINANCIAL CENTER 200 VESEY ST. NEW YORK, NY 10281 UNITED STATES 212-858-7000	N	**Market Maker** **Proprietary Trading** **Public Customer Business** **Clearing Services**	**Member**
Sanford C. Bernstein & Co., LLC	8/4/20	1345 AVENUE OF THE AMERICAS NEW YORK, NY 10105 212-969-1000	N	**Public Customer Business** **Clearing Services**	**Member**
TD Ameritrade Clearing, Inc.	7/20/20	200 SOUTH 108TH AVENUE OMAHA, NE 68154 UNITED STATES 800-669-3900	N	**Public Customer Business** **Clearing Services**	**Member**
Tradebot Systems, Inc.	7/20/20	1251 NW BRIARCLIFF PARKWAY SUITE 700 KANSAS CITY, MO 64116 USA 816-285-6400	N	**Proprietary Trading** **Clearing Services**	**Member**
UBS Securities LLC	9/17/20	1285 AVENUE OF THE AMERICAS NEW YORK, NY 10019 UNITED STATES 203-719-3000	N	**Market Maker** **Clearing Services**	**Member**
Virtu Americas LCC	8/11/20	ONE LIBERTY PLAZA 165 BROADWAY NEW YORK, NY 10006 UNITED STATES 646-682-6000	N	**Public Customer Business** **Proprietary Trading** **Clearing Services**	**Member**

Wells Fargo Securities, LLC	7/20/20	550 SOUTH TRYON STREET, 6TH FLOOR D1086-060 CHARLOTTE, NC 28202 USA 704-410-1913	N	**Market Maker** **Clearing Services**	**Member**
Williams Trading LLC	8/19/20	450 POST ROAD EAST SUITE 120 WESTPORT, CT 06880 UNITED STATES 203-353-7600	N	**Public Customer Business**	**Member**
XR Securities LLC	8/14/20	550 WEST JACKSON BOULEVARD #1000 CHICAGO, IL 60661-5704 USA 312-244-4500	N	**Proprietary Trading**	**Member**